United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-22008

The Southwest Bank 401(k) Retirement Savings Plan*

(Exact name of registrant as specified in its charter)

13205 Manchester Road, St. Louis, Missouri 63131; (314) 543-3512

(Address, including zip code, and telephone number including area code, or registrant’s principal executive offices)

Interests in The Southwest Bank 401(k) Retirement Savings Plan

(Title of each class of securities covered by this Form)

N/A

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None

*Effective December 31, 2002, The Southwest Bank 401(k) Retirement Savings Plan was merged into the Marshall & Ilsley Retirement Program.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southwest Bank 401(k) Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 3, 2003

By: /s/ Dennis R. Salentine

Dennis R. Salentine, Vice President and Corporate Benefits Manager of Marshall & Ilsley Corporation (successor to Mississippi Valley Bancshares, Inc. by merger effective October 1, 2002) and Plan Administrator

MW730105_1.DOC